Exhibit 99.7

Consent of Independent Registered Chartered Accountants

We consent to the incorporation by reference in Registration Statement Nos. 333-126038, 333-126039, 333-126040, 333-151243, 333-151251, 333-174376 and 333-181116 on Form S-8, and to the use of our reports dated February 14, 2013 relating to the consolidated financial statements of Goldcorp Inc. and the effectiveness of Goldcorp Inc.’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Goldcorp Inc. for the year ended December 31, 2012.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 1, 2013